Filed by Omega Healthcare Investors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MedEquities Realty Trust, Inc.

SEC File No. of MedEquities: #: 001-37887

4TH QUARTER EARNINGS RELEASE CONFERENCE CALL

February 12, 2019

10:00 A.M. EASTERN TIME

On February 12, 2019, Omega Healthcare Investors, Inc. (“Omega”) hosted a conference call to review its Fourth Quarter and Fiscal Year 2018 Results. The following are excerpts from the transcript of certain portions of the call relating to the proposed merger with MedEquities Realty Trust, Inc. (“MRT”).

Corporate Participants
Taylor Pickett – Chief Executive Officer, Omega Healthcare Investors, Inc.
Bob Stephenson – Chief Financial Officer, Omega Healthcare Investors, Inc.
Dan Booth – Chief Operating Officer, Omega Healthcare Investors, Inc.
Steven Insoft – Chief Corporate Development Officer, Omega Healthcare Investors, Inc.
Michele Reber – Manager of Operations, Omega Healthcare Investors, Inc.

PRESENTATION

Taylor Pickett: “Thanks Michele. Good morning and thank you for joining our fourth quarter 2018 earnings conference call. Today, I will discuss the completion of our strategic asset repositioning and portfolio restructuring, the status of the MedEquities acquisition, our 4th quarter results and our expectations for 2019.”

…

“Regarding MedEquities, we filed a registration statement with the SEC yesterday for our proposed acquisition of MedEquities Realty Trust, Inc. Once the registration statement is declared effective by the SEC, MedEquities will mail a proxy statement to its stockholders to approve the merger. Omega stockholder approval is not required. We expect the transaction to be completed in the second quarter, subject of course to approval by MedEquities’ stockholders.”

….

“In the near term, as Dan will detail, we are working with Daybreak by providing near-term liquidity relief via cash rent deferrals through June. Our 2019 full year adjusted FFO guidance of $3 to $3.12 per share and fourth quarter guidance of $0.78 to $0.81 per share includes the acquisition of MedEquities. It also includes normalizing our general and administrative cost run rate at $9 million to $10 million per quarter.”

….

Bob Stephenson: “For 2019 guidance and modeling purposes, we are assuming the following major assumptions. On MedEquities, we assume the acquisition will be completed in the second quarter. On Daybreak, we assume that we will receive approximately $5.2 million in cash in each of the first and second quarters before returning to their contractual obligation of approximately $7.7 million per quarter.”

….

“Regarding share issuances, we plan to issue approximately 7.5 million Omega common shares for MedEquities. Historically, we've issued $10 million to $15 million of equity per quarter through our dividend reinvestment in common stock purchase plan and assume that will continue. And lastly, based on our stock price and subject to equity market conditions, we may decide to issue equity under our ATM to continue to de-lever and fund potential acquisitions.”

….

Dan Booth: “Subsequent to the fourth quarter, and as Taylor mentioned, on January 2, 2019 Omega announced the proposed merger with MedEquities for approximately $600 million. The transaction involves thirty-four facilities in seven states with eleven operators, nearly all of which are new to Omega. In addition to further diversifying our operator base, the MRT transaction also diversifies our asset classes by adding (in addition to twenty SNFs), five behavioral health facilities, three acute care hospitals, two inpatient rehab facilities, two LTACs, one ALF, and one medical office building.”

….

QUESTION AND ANSWER SECTION

….

Chad Christopher Vanacore Analyst, Stifel, Nicolaus & Co., Inc. “All right. And then, just thinking about your MRT acquisition coming up mid-year, MRT has some hospitals, specialty hospital that's kind of outside your core. What do you think you'll do with those and what do you think you'll learn?”

Taylor Pickett: “We're actually anxious. We've met – we're anxious to be part of – to add that to our asset pool. We've met all the operators in the MRT world and we're excited about growing with them. And when you think about the hospitals, the big anchor is Baylor. You have a stellar credit and we'll look to continue to communicate with Baylor, but they've got pretty deep pocket. So, we'll see what happens there. And then, on the LTAC side, we are in that business in a small way, so we understand it and we're excited about the relationship there as well.”

….

Michael Lewis Analyst, SunTrust Robinson Humphrey, Inc. “Okay. And I'll sneak in just one more if I can. I thought you said $9 million to $10 million quarterly G&A run rate. I thought that was $8 million to $9 million a quarter ago and maybe MedEquities changes that. Is that kind of the correct run rate for the G&A?”

Bob Stephenson: “Yeah, $9 million to $10 million is the correct run rate. MedEquities is a piece of that $9 million to $10 million…..”

….

Austin Caito Analyst, Jefferies LLC “…. Can you just talk a little bit about the decision to buy MRT? What's different about that portfolio versus Daybreak? Thank you.”

Dan Booth: “Do you mean – well, I guess, you mean this SNF component in Texas. Fortunately, MRT did a lot of work on that and they basically resolved that issue before we even announced our transaction. There was a portfolio of 10 facilities in Texas that they re-leased to a new operator and reset the coverage and reduced the rent by approximately $5.5 million. So we think that portfolio is fixed. We think it's with a good operating partner and so that one does not trouble us.

….

Additional Information and Where to Find It

In connection with the proposed transaction with MedEquities (the “Merger”), Omega has filed a registration statement on Form S-4 (File No. 333-229594) with the Securities and Exchange Commission (“SEC”). The registration statement includes a copy of the merger agreement and constitutes the preliminary proxy statement of MedEquities and the preliminary prospectus of Omega. After the registration statement is declared effective, MedEquities plans to mail to its stockholders the definitive proxy statement/prospectus. MedEquities and Omega may also file other documents with the SEC in connection with the proposed Merger. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that MedEquities or Omega may file with the SEC. Investors are urged to read the registration statement, the proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety.

Investors may obtain free copies of the registration statement, the preliminary proxy statement/prospectus, and all other relevant documents filed by Omega and MedEquities with the SEC through the website maintained by the SEC at www.sec.gov, or by contacting MedEquities at 3100 West End Avenue, Suite 1000, Nashville, Tennessee 37203, Attn: Tripp Sullivan, (615) 760-1104, or Omega at Omega Healthcare Investors, Inc. 303 International Circle, Suite 200 Hunt Valley, Maryland 21030, Attn: Matthew Gourmand, Senior VP of Investor Relations, (410) 427-1714.

Participants in the Solicitation

Omega, MedEquities and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MedEquities’ stockholders in respect of the proposed Merger. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 30, 2018, its Form 10-K filed with the SEC on February 23, 2018, and its Form 8-K reports filed with the SEC on October 25, 2018 and November 2, 2018, as well as its other filings with the SEC. Information regarding the directors and executive officers of MedEquities can be found in its definitive proxy statement filed with the SEC on April 16, 2018, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants is included in the registration statement on Form S-4 filed by Omega and other relevant documents to be filed with the SEC in connection with the proposed Merger. These documents are available free of charge on the SEC’s website and from Omega and MedEquities, as applicable, using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding Omega’s or its tenants', operators', borrowers' or managers' expected future financial condition, results of operations, cash flows, funds from operations, dividends and dividend plans, financing opportunities and plans, capital markets transactions, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, dispositions, facility transitions, growth opportunities, expected lease income, continued qualification as a REIT, plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will” and other similar expressions are forward-looking statements. These forward-looking statements are inherently uncertain, and actual results may differ from Omega's expectations.

Omega’s actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) uncertainties relating to the business operations of the operators of Omega’s properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (ii)the impact of healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (iii) the ability of operators and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective rent and debt obligations; (iv) the ability of any of Omega’s operators in bankruptcy to reject unexpired lease obligations, modify the terms of Omega’s mortgages and impede the ability of Omega to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations, and other costs and uncertainties associated with operator bankruptcies; (v) the availability and cost of capital; (vi) changes in Omega’s credit ratings and the ratings of its debt securities; (vii) competition in the financing of healthcare facilities; (viii) Omega’s ability to maintain its status as a REIT and the impact of changes in tax laws and regulations affecting REITs; (ix) Omega’s ability to sell assets held for sale or complete potential asset sales on a timely basis and on terms that allow Omega to realize the carrying value of these assets; (x) Omega’s ability to re-lease, otherwise transition or sell underperforming assets on a timely basis and on terms that allow Omega to realize the carrying value of these assets; (xi) the effect of economic and market conditions generally, and particularly in the healthcare industry; (xii) the potential impact of changes in the SNF and ALF market or local real estate conditions on the Company’s ability to dispose of assets held for sale for the anticipated proceeds or on a timely basis, or to redeploy the proceeds therefrom on favorable terms; (xiii) changes in interest rates; and (xiv) other factors identified in Omega’s filings with the Securities and Exchange Commission. Statements regarding future events and developments and Omega’s future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward looking statements.

In addition, the proposed acquisition of MedEquities presents additional factors that could cause Omega’s results to differ materially from those reflected in the forward-looking statements. Important risk factors related to the MedEquities transaction that may cause such a difference include, without limitation, risks and uncertainties related to (i) the risk that the conditions to closing of the Merger may not be satisfied including, without limitation, the MedEquities stockholder approval; (ii) the ability of Omega to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies; (iii) the possibility that other anticipated benefits of the proposed Merger will not be realized, including, without limitation, anticipated revenues, expenses, earnings and other financial results; (iv) potential litigation relating to the proposed Merger that could be instituted; (v) the ability to meet expectations regarding the timing and closing of the Merger; and (vi) possible disruptions from the proposed Merger that could harm the businesses of Omega and/or MedEquities. These risks, as well as other risks associated with the proposed acquisition of MedEquities, are more fully discussed in the registration statement on Form S-4 (File No. 333-229594) that Omega has filed with the SEC in connection with the proposed transaction, as may be amended and supplemented. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available to us on the date of this release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.